UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8F
Application for Deregistration of Certain Registered Investment Companies
I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):
[ X ]	Merger
[	]	Liquidation
[	]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[	]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: WM VARIABLE TRUST (the “Fund”)
3.	Securities and Exchange Commission File No. 811-07462
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[	]	Initial Application	[ X ] Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
1201 Third Avenue, 8th Floor
Seattle, WA 98101
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Adam U. Shaikh
Principal Management Corporation
711 High Street
Des Moines, IA 50392
(515) 235-9328
7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Adam U. Shaikh
Principal Management Corporation
711 High Street
Des Moines, IA 50392
(515) 235-9328
NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules
31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

	[ X ]	Management company;

	[ ]	Unit investment trust; or

	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	[ X ]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

WM Advisors, Inc.
1201 Third Avenue, 8th Floor
Seattle, WA 98101

Capital Guardian Trust Company
333 South Hope Street, 55th Floor
Los Angeles, CA 90071

ClearBridge Advisors, LLC
300 First Stamford Place, 2nd Floor
Stamford, CT 06902

Columbia Management Advisors, Inc.
100 Federal Street
Boston, MA 02110

Delaware Management Company
2005 Market Street
Philadelphia, PA 19103

Janus Capital Management LLC
151 Detroit Street
Denver, CO 80206

Oberweis Asset Management, Inc.
3333 Warrenville Road, Suite 500
Lisle, IL 60532

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, NY 10281

Russell Implementation Services, Inc.
909 A Street
Tacoma, WA 98402

Salomon Brothers Asset Management, Inc.
399 Park Avenue
New York, NY 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
WM Funds Distributor, Inc.
1201 Third Avenue, 8th Floor
Seattle, WA 98101
13.	If the fund is a unit investment trust ("UIT") provide:
	(a) Depositor's name(s) and address(es):		Not applicable.
	(b) Trustee's name(s) and address(es):		Not applicable.
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
	[ X ] Yes	[ ] No
If Yes, for each UIT state:
Name(s): American General Life Insurance Co
Separate Account D
File No.: 811-02441
Business Address: 2727-A Allen Parkway, Houston, TX 77019

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Name(s): Farmers New World Life Insurance Co.
Variable Universal Life II
File No.: 811-09547 and 811-09507
Business Address: 3003 77th Avenue SE, Mercer Island, WA 98040-2890

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Name(s): First Sunamerica Life Insurance Co
FS Variable Separate Account
File No.: 811-08810
Business Address: P.O. Box 54299, Los Angeles, CA 90054-0299

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Name(s): Standard Insurance Retirement Plans Division
Separate Account C
File No.: 811-09619
Business Address: 1100 SW 6th Avenue, Portland, OR 97204-1020

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Name(s): TIAA-CREF Life
Separate Account VLI-1
File No.: 811-10393
Business Address: 8500 Andrew Carnegie Blvd., Mail Code – E3/N6, Charlotte, NC 28262-8500

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a
Merger, Liquidation or Abandonment of Registration?
		[ X ] Yes	[ ] No
If Yes, state the date on which the board vote took place:
August 11, 2006.

If No, explain:
	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger,
Liquidation or Abandonment of Registration?
		[ X ] Yes	[ ] No
If Yes, state the date on which the shareholder vote took place:
December 15, 2006.
If No, explain:
II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
	[ X ] Yes	[ ] No
	(a)	If Yes, list the date(s) on which the fund made those distributions:
January 5, 2007.
	(b)	Were the distributions made on the basis of net assets?
		[ X ] Yes	[ ] No

	(c)	Were the distributions made pro rata based on share ownership?
		[ X ] Yes	[ ] No
	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
	(e)	Liquidations only:
Were any distributions to shareholders made in kind?
		[ ] Yes	[ ] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:
Has the fund issued senior securities?
	[ ] Yes	[ ] No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund's shareholders?
	[ X ] Yes	[ ] No
If No,
	(a)	How many shareholders does the fund have as of the date this form is filed?
	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
	[ ] Yes	[ X ] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)
	[ ] Yes	[ X ] No
If Yes,
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
	(b)	Why has the fund retained the remaining assets?
	(c)	Will the remaining assets be invested in securities?
		[ ] Yes	[ ] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
	[ ] Yes	[ X ] No
If Yes,
	(a)	Describe the type and amount of each debt or other liability:
	(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses: Approximately $19,000.
(ii) Accounting expenses: Approximately $1,000.
(iii) Other expenses (list and identify separately):
Proxy solicitation expenses: Approximately $900,000.
Trading costs: $477,175.
(iv) Total expenses (sum of lines (i)-(iii) above): Approximately $1,397,175.
	(b)	How were those expenses allocated?
The expenses of the merger (other than trading costs associated with disposing of any portfolio securities that would not be compatible with the investment objectives and strategies of the acquiring fund and reinvesting the proceeds in securities that would be compatible, which were borne by the relevant fund) were allocated to New American Capital, Inc. and Principal Management
Corporation.
	(c)	Who paid those expenses?

New American Capital, Inc. and Principal Management Corporation paid all costs associated with the merger other than the trading costs which were borne by those WMVT series that incurred trading costs in connection with the merger.
	(d)	How did the fund pay for unamortized expenses (if any)?
Not Applicable.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or
Liquidation?
	[ ] Yes	[ X ] No
If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
	[ ] Yes	[ X ] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
	[ ] Yes	[ X ] No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:
		Target Funds	Corresponding Survivor Funds
		(each a series of	(each a series of
		WM Variable Trust, Inc.):	Principal Variable Contracts Fund, Inc.):
		Equity Income Fund	Equity Income Account I
		Growth Fund	Growth Account
		Growth & Income Fund	LargeCap Blend Account
		Income Fund	Income Account
		International Growth Fund	Diversified International Account
		Mid Cap Stock Fund	MidCap Stock Account
		Money Market Fund	Money Market Account
		REIT Fund	Real Estate Securities Account
		Short Term Income Fund	Short-Term Income Account
		Small Cap Growth Fund	SmallCap Growth Account
		Small Cap Value Fund	SmallCap Value Account
		Balanced Portfolio	Balanced Portfolio
		Conservative Balanced Portfolio	Conservative Balanced Portfolio
		Conservative Growth Portfolio	Conservative Growth Portfolio
		Flexible Income Portfolio	Flexible Income Portfolio
		Strategic Growth Portfolio	Strategic Growth Portfolio
		U.S. Government Securities Fund	Mortgage Securities Account
		West Coast Equity Fund	West Coast Equity Account

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-01944.
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
File no. 333-137812; Form N-14; filed October 5, 2006.
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of WM Variable Trust, (ii) he is the Secretary of WM Variable Trust,
and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form
N-8F application are true to the best of his knowledge, information, and belief.

/s/ John T. West
John T. West
Secretary